EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO COMBIND FIXED

CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership's ratios of earnings to combined fixed charges and preferred distributions for the five years ended December 31, 2006 were as follows:

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings	$317,848	$306,971	$306,589	$289,575	$264,425
Gains on sales of real estate and other assets	727,131	188,546	9,822	70,627	233,304
Amortization of interest capitalized	3,387	3,298	2,845	2,640	2,526
Distributions from unconsolidated joint ventures	8,206	7,179	6,663	8,412	8,692
Combined fixed charges and preferred distributions (see below)	326,995	340,589	334,082	342,244	316,835
Subtract:
Interest capitalized	(5,921)	(5,718)	(10,849)	(19,200)	(22,510)
Preferred distributions	(22,814)	(26,780)	(17,063)	(23,608)	(31,258)

Total earnings	$1,354,832	$814,085	$632,089	$670,690	$772,014

Combined fixed charges and preferred distributions:
Interest expensed	$298,260	$308,091	$306,170	$299,436	$263,067
Interest capitalized	5,921	5,718	10,849	19,200	22,510
Preferred distributions	22,814	26,780	17,063	23,608	31,258

Total combined fixed charges and preferred distributions	$326,995	$340,589	$334,082	$342,244	$316,835

Ratio of earnings to combined fixed charges and preferred distributions	4.14	2.39	1.89	1.96	2.44

The ratio of earnings to combined fixed charges and preferred distributions was computed by dividing earnings by combined fixed charges and preferred distributions. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and combined fixed charges and preferred distributions, minus interest capitalized and preferred distributions. Combined fixed charges and preferred distributions consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.